BRASKEM S.A.
             C.N.P.J. No. 42.150.391/0001-70 - NIRE No. 29300006939
             MINUTES OF THE 482nd MEETING OF THE BOARD OF DIRECTORS

                            HELD ON DECEMBER 16, 2003

On the 16th (sixteenth) calendar day of the month of December, two thousand and three, at 9:30 (nine thirty) a.m., in the corporate headquarters located at Rua Eteno no. 1561, Polo Petroquimico de Camacari, Camacari/BA, CEP 42810-000, the 482nd Meeting of the Board of Directors of BRASKEM S.A. was held, with the presence of the undersigned members. The justified absence of the member Carlos Alberto de Meira Fontes - who was represented by his alternate - was recorded. The Chief Executive Officer Jose Carlos Grubisich Filho, the Executive Officers Bernardo Afonso de Almeida Gradin, Jose Mauro Mettrau Carneiro da Cunha, Luiz de Mendonca, Mauricio Roberto de Carvalho Ferro, Paul Elie Altit, Roberto Prisco Paraiso Ramos and Rogerio Affonso de Oliveira, the Secretary of the Board Nelson Raso and Mrs. Ana Patricia Soares Nogueira were also present. The Chairman Pedro Augusto Ribeiro Novis presided the meeting and Mrs. Ana Patricia Soares Nogueira acted as the secretary thereof.

AGENDA: I) Subjects for deliberation: the following decisions were unanimously taken by those present: 1) PROPOSALS FOR DELIBERATION ("PD"): upon due analysis of their terms and related documentation, the following PDs were approved, having been previously delivered by the Board of Executive Officers for acknowledgement to the members of the Board of Directors, as established in their Internal Regulations, copies of which were duly filed at the Company's headquarters: a) PD.CA/BAK 20/2003 - Increase of the Production Capacity of Thermoplastic Resins, for purposes of approving the implementation of the expansion project, according to the executive summary detailed in the respective PD, thus authorizing the Board of Executive Officers to perform any acts necessary for the implementation and completion of said project, attending to the advice for the Board of Executive Officers to seek for long term financing options for the implementation of such project. b) PD.CA/BAK 21/2003 - Taking of Loans and Facilities by the Board of Executive Officers in 2004, for purposes of approving the limit of up to R$150,000,000.00 (one hundred and fifty million reais) per operation for the Board of Executive Officers to take loans or facilities here in Brazil or abroad without needing the previous consent from the Board of Directors, regarding the year 2004, such limit to be effective up until the meeting of the Board of Directors deciding the new limits for the year 2005, pursuant to the provisions of item 'q', article 26 of the Company's By-laws. It is hereby resolved that any operations involving amounts higher than R$30,000,000.00 (thirty million reais) per operation shall be subject of report to the Board of Directors a posteriori. c) PD.CA/BAK 22/2003 - MTN Program Expansion for purposes of authorizing the Board of Executive Officers to perform any acts necessary to increase the aggregate amount of the Medium Term Notes Program approved on June 11, 2003, pursuant to the provisions of PD.CA/BAK08/2003, from US$500,000,000.00 (five hundred million US dollars) to US$1,000,000,000.00 (one billion US dollars), as well as the extension of the term thereof from 5 (five) to 10 (ten) years, maintaining the commitment of the Board of Executive Officers to submit each tranche formally placed in the market to the first held meeting of the Board of Directors after such placement is effective. d) PD.CA/BAK22/2003 - Grant of Pledge, for purposes of approving the grant of pledge on 2,554,061 (two million, five hundred and fifty-four thousand, sixty-one) common shares issued by Odebrecht Quimica S/A and held by the
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Company in behalf of Banco do Brasil S/A, thus authorizing the Board of
Executive Officers to perform any acts necessary to these effects. 2) BRASKEM'S BUSINESS PLAN FOR 2004/2008: after the perform of presentations by the respective Executive Officer in charge, the members' remarks and comments were jotted down and then the Braskem's Business Plan for 2004/2008 was approved. 3) MEETINGS SCHEDULE FOR 2004: the Board of Directors Meetings Schedule for the year 2004, as well as the Results Surveillance Reports Schedule for 2004 to be sent to the Board of Directors members were approved.

II) Subjects for Acknowledgment: the respective Executive Officers in charge submitted the matters appearing in item II of the Agenda and the following comments were recorded: a) congratulations and compliments for the consensus of the Board of Directors members, in view of the results achieved during 2003.

III) Subjects in Company's Interest: None of record.

CLOSING OF THE MINUTES: No further subjects remaining to be handled, these minutes were prepared, read, discussed and found compliant, and were signed by all attending Board members, by the Chairman and by the Secretary of the Meeting. Camacari/BA, December 16, 2003. Pedro Augusto Ribeiro Novis - President; Ana Patricia Soares Nogueira - Secretary; Alvaro Fernandes da Cunha Filho - Vice President; Alvaro Pereira Novis, Cezar dos Santos, Edmundo Jose Correia Aires, Fernando de Castro Sa, Francisco Teixeira de Sa, Jose de Freitas Mascarenhas, Luiz Fernando Cirne Lima, Margareth Feijo Brunnet, Newton Sergio de Souza.

       This is a true copy from its original drawn up in the proper book.

                          Ana Patricia Soares Nogueira
                                    Secretary
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Sede-Fabrica: Camacari/BA - Rua Eteno, 1561, Polo Petroquimico de Camacari - CEP
42810-000 - Tel.. (71) 632.5102
Escritorios: Rio de Janeiro/RJ - Av. Presidente Vargas, n(0)309, 13(0)andar -
CEP 20071-003 - Tel. (21) 516.1515 - Fax (21) 233.0476
Salvador/BA - Av. Tancredo Neves, 3343, Centro Empresarial Previnor, s. 301 -
CEP 41820-021 - Tel. (71) 342.3088
Sao Paulo/SP - Av. das Nacoes Unidas, 4777, 2(0), 3(0)e 4(0)andares - CEP. 05.477-000 - Tel. (11) 3443.9000